# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Figma, Inc., CIK 0001579878
CUSIP: 316841105
Title of class of securities: Class A Common Stock, par value $0.00001 per share
Address of issuer's principal executive offices: 760 Market Street, Floor 10, San Francisco, California (CA), 94102
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002073586

## Reporting persons
- Dylan Field: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 61,354,521; shared voting power 17,262,750; sole dispositive power 34,613,891; shared dispositive power 17,262,750; aggregate amount beneficially owned 78,617,271 (16% of the class)
  Comment: Row 5 consists of (a) 34,613,891 shares of Class B common stock, par value $0.00001 per share ("Class B Common Stock"), of Figma, Inc. (the "Issuer") held directly by Dylan Field, (b) 10,306 shares of Class A common stock, par value $0.00001 per share ("Class A Common Stock"), of the Issuer subject to options held by Evan Wallace that are exercisable within 60 days of September 30, 2025, and (c) 26,730,324 shares of Class B Common Stock held by the Wu-Wallace Family Trust. Mr. Field holds an irrevocable proxy authorizing him to vote any number of shares held by Evan Wallace and the Wu-Wallace Family Trust that are subject to such proxy on all matters submitted to a vote of stockholders. Each share of Class B Common Stock is convertible into one share of Class A Common Stock at any time, at the election of the holder or automatically upon certain transfers, whether or not for value, or upon the occurrence of certain events or conditions described in the Issuer's Amended and Restated Certificate of Incorporation.
  
  Row 6 and Row 8 consist of (a) 1,135,325 shares of Class B Common Stock held by the Dylan Field 2024 Annuity Trust, of which Mr. Field is the trustee, (b) 1,122,908 shares of Class B Common Stock held by the Field 2021 Descendants Trust, of which Bryn Mawr Trust Company of Delaware is the trustee and may be replaced at Mr. Field's discretion, and (c) 15,004,517 shares of Class B Common Stock held by LLL Investments LLC, which is associated with Mr. Field.
  
  Row 7 consists of 34,613,891 shares of Class B Common Stock held directly by Dylan Field.
  
  With respect to Row 11, pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the percent of class was calculated based on an aggregate total of (a) 412,976,162 shares of Class A Common Stock outstanding as of September 30, 2025, (b) 10,306 shares of Class A Common Stock subject to options held by Evan Wallace that are exercisable within 60 days of September 30, 2025 and (c) 78,606,965 shares of Class B Common Stock beneficially owned by Mr. Field (with such shares treated as converted into shares of Class A Common Stock only for purposes of computing the percentage ownership of Mr. Field pursuant to the Exchange Act).

## Item 1. Issuer
Name of issuer: Figma, Inc.
Address of issuer's principal executive offices: 760 Market Street, Floor 10, San Francisco, CA, 94102

## Item 2. Person Filing
Name of person filing: This Schedule 13G is being filed by Dylan Field, a United States citizen ("Mr. Field").
Address of principal business office or, if none, residence: The address of the principal business office of Mr. Field is 760 Market Street, Floor 10, San Francisco, California 94102.
Citizenship: Mr. Field is a citizen of the United States of America.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Reference to "beneficial ownership" of securities for purposes of this statement shall be understood to refer to beneficial ownership as that term is defined in Rule 13d-3 of the Exchange Act.

As of September 30, 2025, Mr. Field may be deemed to beneficially own an aggregate 78,617,271 shares of the Issuer's Class A Common Stock.

As of September 30, 2025, Mr. Field directly held 34,613,891 shares of the Issuer's Class B Common Stock.

As of September 30 2025, Mr. Field was the indirect beneficial owner of 44,003,380 shares of the Issuer's Class A Common Stock which consist of: (i) 1,135,325 shares of Class B Common Stock held by the Dylan Field 2024 Annuity Trust, of which Mr. Field is the trustee; (ii) 1,122,908 shares of Class B Common Stock held by the Field 2021 Descendants Trust, of which Bryn Mawr Trust Company of Delaware is the trustee and may be replaced at Mr. Field's discretion; (iii) 15,004,517 shares of Class B Common Stock held by LLL Investments LLC, which is associated with Mr. Field; (iv) 10,306 shares of Class A Common Stock subject to options held by Evan Wallace that are exercisable within 60 days of September 30, 2025; and (v) 26,730,324 shares of Class B Common Stock held by the Wu-Wallace Family Trust. Mr. Field holds an irrevocable proxy authorizing him to vote any number of shares held by the Wu-Wallace Family Trust that are subject to such proxy on all matters submitted to a vote of stockholders. Each share of Class B Common Stock is convertible into one share of Class A Common Stock at any time, at the election of the holder or automatically upon certain transfers, whether or not for value, or upon the occurrence of certain events or conditions described in the Issuer's Amended and Restated Certificate of Incorporation.
Percent of class:
As of September 30, 2025, Mr. Field was deemed to directly or indirectly beneficially own an aggregate 16.0% of outstanding Class A Common Stock.

The aforementioned percentage was calculated in accordance with Rule 13d-3 of the Exchange Act based on an aggregate total of (i) 412,976,162 shares of Class A Common Stock outstanding as of September 30, 2025, (ii) 10,306 shares of Class A Common Stock subject to options held by Evan Wallace that are exercisable within 60 days of September 30, 2025 and (iii) 78,606,965 shares of Class B Common Stock beneficially owned by Mr. Field (with such shares treated as converted into shares of Class A Common Stock only for purposes of computing the percentage ownership of Mr. Field pursuant to the Exchange Act).
Sole power to vote or to direct the vote: 61,354,521
Shared power to vote or to direct the vote: 17,262,750
Sole power to dispose or to direct the disposition: 34,613,891
Shared power to dispose or to direct the disposition: 17,262,750

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: Not Applicable

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: Not Applicable

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: Not Applicable

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Dylan Field: /s/ Dylan Field, Dylan Field (10/28/2025)